Exhibit 99.1

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 Professional Division
 Restructuring Department

12 September 2022
Application No.: 20220656
To
Nir Zarog, CPA
Kost Forer Gabbay and Kasierer, CPAs

Via email

Dear Sir,

Re: Share exchange transaction as part of a transaction for the issue of shares from the interested public shareholders as defined in Section 1.17 of this Tax Ruling
(Ref.: Your application dated May 1, 2022)

1.	The facts as provided to us by you:

1.1.
RADA Electronic Industries Ltd., Company No. 520035320 (hereinafter: “RADA” or the “Company” or the “Target Company”), is an Israel domiciled public company that was incorporated on December 8, 1970, and whose securities have been traded on NASDAQ as of 1985, and on the Tel Aviv Stock Exchange since 2021.

1.2.
The Company is engaged in the development, manufacture and marketing of electronic systems, products and computerized equipment for military purposes, and mainly tactical radars. The Company’s offices are located in Netanya, and it owns a manufacturing plant for its products in Beit She’an.

1.3.
As of this date, RADA wholly owns an American subsidiary named RADA Sensors Inc. (hereinafter: “RSI”). RSI holds three U.S. subsidiaries: (1) RADA Technologies LLC (hereinafter: “RTL”); (2) RADA Innovations LLC (hereinafter: “RIL”); (3) an inactive company called RADA USA LLC (hereinafter: “RUL”). All three are wholly owned by RSI.

1.4.
RTL manufactures and markets the Company’s radar products to U.S. government bodies including branches of the U.S. military, and RIL specializes in software and cyber customization according to the needs of U.S. military entities (classified activity).

1.5.	The issued and paid-up capital of the Company as of April 11, 2022, is 49,690,171 ordinary shares par value NIS 0.03 each (hereinafter: the “Ordinary Shares”).

1.6.
To the best of the Company’s knowledge and in accordance with the 13G reports made by the interested parties to the United States Securities and Exchange Commission (hereinafter: the “SEC”) in February 2022 or the reports submitted to the Company in Israel thereafter, the following is a list of the Company’s controlling shareholders, as the term is defined in Sections 103 and 3(i)(1)(c) of the Income Tax Ordinance (New Version), 5721-1961 (hereinafter: the “Ordinance”):

1.6.1.
Franklin Resources Inc. (hereinafter: “Templeton”), an American financial investment entity, which holds 2,961,648 Ordinary Shares as of December 31, 2021, constituting 5.96% of the issued and paid-up share capital of the Company, as of April 11, 2022.

125 Menachem Begin Rd., Government Complex, Tel Aviv 61070, P.O. Box 7008, 18th Floor, Tel.: 074-7614783

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 Professional Division
 Restructuring Department

1.6.2.
Wellington Management Group LLC (hereinafter: “Wellington”), an American financial investment entity, which holds 3,319,054 Ordinary Shares as of December 31, 2021, constituting 6.68% of the issued and paid-up share capital of the Company, as of April 11, 2022.

1.7.
Phoenix Holdings Group Ltd., Public Company No. 520017450 (hereinafter: “Phoenix”) holds 3,420,817 Ordinary Shares as of March 31, 2022, constituting 6.88% of the issued and paid-up share capital of the Company, as of April 11, 2022, for provident funds, mutual funds, nostro, ETF, etc.[1]

1.7.1.
For the avoidance of doubt, it is clarified and agreed that the contents of Section 1.7 above with regard to the holdings by Phoenix do not amount to a “controlling shareholder” as defined in Section 103 of the Ordinance.

1.8.
The remaining shares, i.e., 39,988,652 Ordinary Shares, constituting approximately 80.48% of the issued and paid-up share capital of the Company, are held by shareholders from the public at rates of less than 5% each. To the best of the Company’s knowledge, there is no office holder holding the Company’s shares.

1.9.
Accordingly, the composition of holdings of the shares of the Target Company as of April 11, 2022, is as follows: controlling shareholders as defined in Section 103 of the Ordinance (hereinafter: “Controlling Shareholders”) hold a rate of approximately 12.64% of the Company’s capital and public shareholders hold a rate of approximately 87.36% of the Company’s capital.

1.10.	It is noted that the holdings of the Company’s shares by Phoenix were taken into account as part of the rate of holdings of shareholders from the public.

1.11.
It should also be noted that the Ordinary Shares of the Company traded on the NASDAQ are registered in American Stock Transfer & Trust Co LLC, a U.S. nominee company (hereinafter: “AST”). Most of the shares traded on NASDAQ were purchased through foreign banks / brokers and are held through AST in their name, while 2,230,298 Ordinary Shares, constituting approximately 4% of the issued and paid-up share capital of the Company, are shares listed by name. Meaning, shares listed directly in the name of the shareholders with AST, such that these shareholders hold their shares directly vis-à-vis AST (hereinafter: the “Registered Shareholders”).

1.12.	In addition, the Company has granted non-tradable options for Ordinary Shares of the Company in accordance with the following:

1.12.1.
To employees and/or office holders of the Company who do not meet the definition of the term “Controlling Shareholder,” as defined in Sections 32(9) and 102 of the Ordinance, and that are residents of Israel (hereinafter: the “Employees”), the Company granted non-tradable options for Ordinary Shares of the Company in accordance with the provisions of Section 102 of the Ordinance under the capital gains track through a trustee (hereinafter: the “Holders of 102 Capital Rights”), under the Company’s options plans from 2015 and 2021, which were submitted for approval as option issuance plans under the capital gains track in accordance with Section 102 of the Ordinance (hereinafter: the “Options Plans”). As of this date, IBI Capital Compensation and Trusts (2004) Ltd. serves as a trustee for the Company’s Options Plans (hereinafter: the “102 Trustee”).

1  Based on a report received from the Phoenix Group as of March 31, 2022. According to the aforesaid report, there is no body (mutual fund/provident fund/nostro and or the like) in the Phoenix Group whose rate of holdings alone exceeds 5% of the Company’s issued and paid-up capital.

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 Professional Division
 Restructuring Department

1.12.2.
In addition, the Company allotted to advisors of the Company, under the Options Plans, non-tradable options for Ordinary Shares of the Company under Section 3(i) of the Ordinance (hereinafter: the “Holders of 3(i) Rights”), which are currently held by the 102 Trustee for the Holders of 3(i) Rights (hereinafter: the “3(i) Options”).

1.12.3.
Additionally, the Company granted to employees and office holders of foreign-domiciled companies under its control, who are foreign residents (hereinafter: the “Foreign Resident Employees”) non-tradable options that are exercisable to Ordinary Shares of the Company (hereinafter: the “Foreign Resident Options”).

1.13.
It is noted that in parallel, the Company intends to contact the Employee Options Taxation Department in the Professional Department of the Income Tax Commission regarding the regulation of the consideration that the Holders of 102 Capital Rights and holders of 3(i) Options will receive (hereinafter: the “Equity Instruments Tax Ruling”).

It is already clarified that this Tax Ruling does not at all relate to the matter of the options as stated in Section 1.12 above.

1.14.	According to the Company’s tax report for 2020, the Company has carryover loss balances for tax purposes as follows:

1.14.1.	Carryover business loss - NIS 208,172,850;

1.14.2.	Carryover capital loss - NIS 27,368,713; and

1.14.3.	Capital loss from securities created until December 31, 2005 - NIS 1,048,277;

1.15.
As of the date of this tax ruling, to the best of the Company’s knowledge, there are no assessment proceedings pending with the tax authorities. Additionally, and based on your declaration, there are no known disputes with the tax assessing officer and/or Tax Authority that can prevent and/or limit this tax ruling.

1.16.
The composition of the Company’s share capital as of the date of the Share Exchange (as such term is defined below) and subject to the following is expected to include 50,000,000 Ordinary Shares, which is the only type of shares that will exist in the Company on the date of the Share Exchange.

1.17.	The holders of Ordinary Shares in the Target Company, including:

1.17.1.	Shareholders holding their shares by way of brokers / banks / Stock Exchange members in Israel or overseas;

1.17.2.	Registered Shareholders (as defined in Section 1.11 above);

1.17.3.	Phoenix (as defined in Section 1.7 above),

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Professional Division
Restructuring Department

and that meet all of the following conditions will be hereinafter collectively referred to in this Tax Ruling as the “Interested Public”:

1.17.4.
Purchased all of their rights in the Company after the IPO of the Company’s shares on NASDAQ. Including former employees who purchased their shares by way of the exercise of share options, whose shares are held with a trustee, unless the treatment of the same employees will be covered under the Equity Instruments Tax Ruling.

1.17.5.
Are not Controlling Shareholders of the Company on a fully diluted basis or non-fully diluted basis, as the term “controlling shareholder” is defined in Section 103 of the Ordinance, prior to the Share Exchange as defined below.

1.17.6.	No preliminary tax ruling has been given in the past from the Tax Authority that sets forth a tax arrangement regarding the taxation of the shares that they own that contradicts this Tax Ruling.

1.17.7.	They are not subject to another arrangement on behalf of the Tax Authority that contradicts this Tax Ruling.

1.17.8.	With respect to Registered Shareholders, have signed their consent to this Tax Ruling in accordance with Section 3.29.

1.17.9.
For the avoidance of doubt, a person that does not meet the definition of Interested Public does not meet this definition for all of its shares in the Company, such that the same taxpayer will not be able to be considered to be Interested Public for part of its shares, even if it purchased them independently and separately from its other shares.

The Acquiring Company

1.18.
Leonardo DRS Inc. (hereinafter: “DRS” or the “Acquiring Company”) is a U.S.-domiciled company that is engaged in the supply of electronic defense products, defense technologies, defense systems, and combat support devices.

1.19.	The Acquiring Company is indirectly wholly controlled by an Italian company named Leonardo S.p.A., an international corporation that is engaged in the aerospace, defense and security industries.

1.20.	At the beginning of 2021, DRS submitted a draft prospectus (S-1) for the purpose of listing its shares for trade on the New York Stock Exchange.

1.21.
It is already noted that as part of the transaction that will be described below, and as a basic condition in it, the shares of the Acquiring Company that will be allotted as part of the merger as set forth below, will be listed for trade on NASDAQ or the New York Stock Exchange under the symbol DRS, by way of a prospectus that will be submitted to the US Securities and Exchange Commission ( “SEC”), and are also expected to be listed for trade on the Tel Aviv Stock Exchange (dual listing).

1.22.
The Acquiring Company entered into a merger agreement with the Target Company, pursuant to which the Acquiring Company will acquire all of the rights in the Target Company in a reverse triangular merger (hereinafter: the “Transaction”). For the execution of the Transaction, the Acquiring Company established a dedicated Israeli subsidiary that was established for the purpose of executing the Transaction (without assets, liabilities or cash) (hereinafter: the “Merger Company”), which, upon the completion of the Transaction, will merge with and into the Target Company, while the Target Company is the surviving company, such that after the merger, the Acquiring Company will hold 100% of the issued and paid up capital of the Target Company and it will become a private company. In consideration, the shareholders of the Company will receive shares listed for trade of the Acquiring Company based on the value ratio key set forth in the merger agreement.

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Professional Division
Restructuring Department

It shall already be clarified that the above is not part of this Tax Ruling and this Tax Ruling does not derogate from the authorities of the Tax Assessing Officer or the Tax Authority, or the reporting obligation to the Tax Authority, if any applies in any form.

1.23.
It should already be emphasized that the aforesaid merger is not a merger as defined in Section 103 of the Ordinance that is entitled, upon the fulfillment of the conditions set forth in part E2 of the Ordinance, to easements and the conditions set forth in the Second Chapter in Part E2 of the Ordinance, and therefore the use of the term “merger” in this context expresses a transaction in which the Acquiring Company directly or indirectly effectively acquires all of the Ordinary Shares of the Target Company, i.e. a share purchase transaction. In addition, as a result of the merger, no debits and credits and/or shareholder loans will be created between the Target Company and the Acquiring Company and/or a party affiliated with it.

1.24.	It is noted that immediately after the completion of the Transaction, no change will be made to the manner of operations of the Acquiring Company.

1.25.
As part of the Transaction, every Ordinary Shares of the Target Company (hereinafter: the “Transferred Shares”) will be replaced with a share of common stock of the Acquiring Company, and any option held by employees or consultants (hereinafter: the “Transferred Options”) will be replaced by an option of the Acquiring Company (hereinafter: the “Share Exchange”). In total, the shareholders of the Target Company will be issued shares of the Acquiring Company that reflect 19.5% of the issued and paid up share capital on a fully diluted basis of the Acquiring Company after the merger.

1.26.	Attached as Appendix A is the structure of holdings before and after the execution of the Transaction.

1.27.
As part of the Transaction, the Transferred Shares will be transferred to DRS, which, in consideration, will issue its shares to all shareholders of the Target Company immediately prior to the Transaction. Additionally, the Transferred Options will be transferred to DRS, which, in return, will allot options to all of the holders of options of the Target Company before the Transaction.

1.28.
According to your statement, for the execution of the Share Exchange, no debt will be given to the Acquiring Company or the Target Company, their subsidiaries directly or indirectly by the Target Company, and no liabilities whatsoever will be transferred to the Target Company in connection with the Share Exchange.

1.29.
According to your statement, the holders of the Transferred Shares will not be given any additional consideration other than the allotted shares or options as stated in Section 1.25 of this Tax Ruling. The shares that will be issued by the Acquiring Company in lieu of the Transferred Shares are the only consideration that will be received by the holders of the Transferred Shares in the framework of the Share Exchange.

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Professional Division
Restructuring Department

1.30.
According to your statement, other than as set forth in Section 1.12, the full consideration in the Transaction reflects only capital consideration for the Transferred Shares and does not include wages and the like.

1.31.
According to your statement, other than as set forth in Section 1.12, all of the components of the consideration that will be received in this Transaction by the holders of the Transferred Shares are equity consideration in accordance with Part E of the Ordinance, and the consideration will not include any direct and/or indirect consideration that is non-equity income under Part E of the Ordinance.

1.32.	According to your statement, the Target Company and/or the Acquiring Company are not a real estate association, as this term is defined in the Land Taxation Law (Betterment and Purchase), 5723-1963.

1.33.
According to your statement, the Share Exchange is not tax planning that requires reporting in accordance with the Income Tax Regulations (Tax Planning Requiring Reporting), 5767-2006 except as stated in regulation 8 of the aforementioned regulations, according to your statement, the Share Exchange is not part of a multi-stage transaction that is aimed primarily to improperly reduce tax.

1.34.
According to your statement, the Share Exchange that is the subject of this Tax Ruling is not a violation of any restructuring under Part E-2 of the Ordinance or another tax ruling given by the Tax Authority.

1.35.	According to your statement, prior to the restructuring at the subject of this ruling, there are no balances between the Target Company and its shareholders, in their status as shareholders.

1.36.
According to your statement, the full consideration in the Transaction was determined between a voluntary seller and voluntary purchaser, and was not affected by the existence of any special relationships, directly and/or indirectly.

1.37.
According to your statement, and in accordance with the trading data published by Yahoo Finance, the average daily trading volume of Ordinary Shares of the Target Company on NASDAQ, during the period beginning on April 13, 2020, and until April 8, 2022, amounts to a total of 449,718 Ordinary Shares per day (trade data as stated, is attached as Appendix B). Given the number of traded Ordinary Shares of the Target Company, which is 49,690,171 Ordinary Shares (without dilution), on average all of the shares are sold on NASDAQ in a time span of approximately 110 trading days.[2]

1.38.
According to your statement, the Company will work to obtain the necessary approvals, including regulatory approvals, approvals on behalf of the Israel Securities Authority, the Tel Aviv Stock Exchange Ltd., the SEC and NASDAQ or the New York Stock Exchange for the execution of this Transaction.

[2]
In addition, in accordance with the trading data published by the Tel Aviv Stock Exchange, in addition to NASDAQ, the average daily trading volume of RADA shares on the stock exchange in Israel, commencing as of the date of its listing for trade and until April 7, 2022, was 70,400 shares.

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Professional Division
Restructuring Department

1.39.	According to your statement, there is no impediment to the execution of the Share Exchange at the subject of this Ruling, in the outline described herein.

1.40.	According to your statement, as of the date of this Tax Ruling, there is no knowledge of any entity that objects to the execution of the Share Exchange.

1.41.	The appendices attached to this Tax Ruling constitute an integral part hereof.

2.	The Request:

2.1.
Receipt of confirmation that the exchange of the Transferred Shares by the Interested Public only in consideration for the allotment of shares in the Acquiring Company will not be regarded as a sale on the exchange date, but rather on the date of actual sale of the Allotted Shares by the Interested Public.

2.2.
The Acquiring Company and/or anyone on its behalf will not be subject to a withholding tax obligation for the allotment of the shares of the Acquiring Company to the shareholders of the Target Company which are an Interested Public.

3.	The Tax Ruling:

3.1.	Every term in this Tax Ruling will have the meaning and definition given to them in Part E2 of the Ordinance, unless explicitly stated otherwise. For the purpose of this Tax Ruling:

“Transferring Shareholders” - The Interested Public, as defined in Section 1.17 above, which will replace its shares in the Target Company, as described in Section 1.25 of this Tax Ruling.

The “Allotted Shares” - The shares allotted by the Acquiring Company to the shareholders of the Target Company, as part of the Share Exchange.

The “Target Company” – RADA Electronic Industries Ltd., Company No. 520035320.

The “Acquiring Company” – Leonardo DRS Inc.

The “Exchange Trustee” – A trustee as defined in Section 104H of the Ordinance, who will serve as a trustee for the purpose of the exchange of shares in the Transaction for the Registered Shareholders which are Interested Public to which the provisions of the Tax Ruling of the Capital Department will not apply, as described in Section 3.8 below. For the purpose of this Tax Ruling, the Company will appoint IBI Trust Management Ltd.3, Company No. 515020428, Withholdings File 936080233, as the Exchange Trustee.

3.2.
It is clarified and agreed that this Tax Ruling pertains only to the manner of taxation and withholding of tax for the Transferring Shareholders belonging to the Interested Public for the exchange of their shares in the Target Company within the framework of the Share Exchange, as described in Section 1.25 of this Tax Ruling. This Tax Ruling shall not be applied to any other matter, including other transactions, other restructuring, similar transactions, shareholders who are not the Transferring Shareholders, and so on, in any manner. Additionally, this Tax Ruling shall not be inferred for any other restructuring.

3   Formerly: “IBI Capital Remuneration and Trusts (2004) Ltd.”

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Professional Division
Restructuring Department

Replacement of shares of the Target Company held by the Transferring Shareholders against the Allotted Shares:

3.3.
Subject to the accuracy of all of the statements and facts set forth above and by virtue of my authority under Section 158C of the Ordinance, I confirm that the exchange of shares of the Target Company, as described in Section 1.25 above, by the Transferring Shareholders only, against the Allotted Shares, will be subject to the provisions and conditions set forth in this Tax Ruling in relation to the Interested Public, in accordance with and subject to this Tax Ruling, other than where expressly set forth otherwise.

3.4.
I hereby confirm that the Share Exchange date will be the actual Share Exchange date and no later than 90 days from the date of this Tax Ruling (hereinafter: the “Exchange Date”). If the conditions for the Transaction are not fulfilled by the Exchange Date, and the Transaction is not completed by this date, the Company may apply to Restructuring Department of the Tax Authority with a request to postpone the Exchange Date and extend the validity of this Tax Ruling.

3.5.
It is clarified that subject to compliance with all of the terms of this Tax Ruling, the exchange of shares of the Target Company by the Transferring Shareholders only against the Allotted Shares as part of the Share Exchange will not be regarded, on the Exchange Date, as a sale for the purpose of Part E of the Ordinance.

3.6.
Subject to the accuracy of all of the facts and statements provided by you and notwithstanding Section 3.4 above, I confirm that in light of the declaration in Section 1.37 above, regarding the scope of sales performed during the period prior to the purchase transaction date, the sale date of the Allotted Shares for the Transferring Shareholders will be considered to be the sale date of the Allotted Shares. As a result, the period set forth in alternative (b) of the definition of the term “sale date” in Section 104H of the Ordinance will not apply.

3.7.
In addition to Section 3.10 below, the tax charge for the Allotted Shares held by the Transferring Shareholders, the calculation of the capital gains or loss and the calculation of the tax derived therefrom that is generated for the Transferring Shareholders will only be performed on the sale date of the Allotted Shares, and for any portion sold. It is clarified that all of the shareholders subject to tax in Israel on the Exchange Date for which a reporting duty under any law applies, will be subject to a reporting obligation for the sale of the Allotted Shares in the future and payment of tax in accordance with the provisions of the Ordinance and its regulations.

3.8.
It is noted that the Company has contacted the Capital Market Department of the Tax Authority and requested a tax ruling that addresses all of the withholding tax aspects arising from the Transaction in relation to shareholders that are not the “Interested Public” as defined in Section 1.17 (hereinafter: the “Capital Market Department Tax Ruling”).

3.9.
It is clarified that in the event that a shareholder from the Interested Public requests from the Stock Exchange members that the Share Exchange will be regarded as a taxable event, on the Exchange Date, the provisions of this Tax Ruling will not apply thereto, and instead, the provisions of any law regarding withholding tax at source will apply, and in accordance with the provisions of the Capital Markets Department Tax Ruling, if and when it is received.

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Professional Division
Restructuring Department

3.10.
Withholding tax upon the sale of the Allotted Shares by the Transferring Shareholders, who hold their shares through Israeli banks and/or stock exchange members only, will take place in accordance with the Income Tax Regulations (Withholding from Consideration, from Payment or Capital Gains in the Sale of a Security, in the Sale of a Unit in a Mutual Fund or a Future Transaction), 5763-2002 (hereinafter: the “Capital Gains Withholding Regulations”).

3.11.
It is hereby clarified that Transferring Shareholders who are residents of Israel or foreign residents who have a permanent establishment in Israel, who sell shares other than through banks and/or Israeli stock exchange members, will be required to report the sale of the shares using form 1324 and 1325.

3.12.
The original purchase day and price of the Allotted Shares will be determined in accordance with Section 104F of the Ordinance. For the avoidance of doubt, it is clarified that the contents of Section 104H(c)(2) of the Ordinance will not apply to the sale of the Allotted Shares.

3.13.
It is agreed that the contents of this Tax Ruling will not determine the classification of income in the sale of the Allotted Shares by the Interested Public, for all intents and purposes. Such classification and the tax consequences arising from could be examined by the relevant assessing officers.

3.14.
The exchange of the Transferred Shares in consideration for the Allotted Shares by the Transferring Shareholders will be subject to an exemption from withholding tax for the Acquiring Company and/or anyone on its behalf.

3.15.
Beyond the above, regarding the exchange of RADA shares that are held by the Registered Shareholders (as defined above) that are part of the Interested Public, against shares of DRS, which will be held by the Registered Shareholders as stated, the following provisions shall also apply:

3.15.1.	The Exchange Trustee will hold the Allotted Shares in trust for the Registered Shareholders until the actual sale date thereof in the first sale.

3.15.2.
The Exchange Trustee will hold the Allotted Shares until their sale and will be responsible for the withholding of tax at source in consequence of the aforesaid sale, such that the withholding at source from the consideration will be at the tax rate set forth in the Capital Gains Withholding Regulations or at a lower rate, as determined by the tax assessing officer with specific confirmation in writing. The withholding of tax as stated will be transferred by the Exchange Trustee to the tax assessing officer of the Exchange Trustee by the 15th of the month following the month in which the allotted rights are sold. For the purpose of this subsection, “sale” shall include an involuntary sale, or transfer of the rights to the requesting holders of rights.

3.15.3.
It is hereby clarified that the Exchange Trustee may sell the allotted rights without the consent of the requesting holder of the rights in order to pay the tax required under the Ordinance, the Capital Gains Withholding Regulations, or this Tax Ruling.

3.15.4.
The Exchange Trustee will withhold tax at source in any distribution of divided by DRS, in accordance with the provisions of the Ordinance, and transfer the tax as stated to the tax assessing officer of the Exchange Trustee by the 15th of the month following the month in which the dividend is distributed.

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Professional Division
Restructuring Department

General Provisions:

3.16.
It is hereby clarified and agreed that this Tax Ruling relates to the manner of taxation and withholding of tax at source to the Transferring Shareholders as defined in Section 3.1 only, and no conclusions should be drawn from this with regard to a party that is not included within the Transferring Shareholders as defined in Section 3.1. For the avoidance of doubt, the provisions applicable in this arrangement to the Transferring Shareholders shall not be by inference apply to other shareholders of the Target Company.

3.17.
It is clarified and agreed that this Tax Ruling does not determine the manner of treatment for tax purposes for the shareholders of the Target Company which are not the Transferring Shareholders as defined in Section 3.1. For the avoidance of doubt, this Tax Ruling applies to the Transferring Shareholders as defined in Section 3.1 only.

3.18.
This Tax Ruling does not apply regarding shareholders of the Target Company from the Interested Public to which a preliminary tax ruling was given in the past from the Tax Authority that sets forth a tax arrangement regarding the taxation of the shares that they own which contradicts this Tax Ruling or that is subject to another arrangement on behalf of the Tax Authority that conflicts with this Ruling.

3.19.	It is clarified and agreed that the Acquiring Company will be subject to the relevant provisions of Section 104H of the Ordinance.

3.20.
This Tax Ruling does not in any way limit and/or derogate in any manner from the authorities of the tax assessing officer and/or the Tax Authority to conduct tax assessments for any entity directly and/or indirectly, including its right to conduct an assessment.

3.21.
For the avoidance of doubt, it is hereby clarified and agreed that this Tax Ruling does not apply to other securities of the Target Company, including stock options and/or bonds that are convertible to shares and/or shares allotted to employees (including shares exercised under options allotted to employees), whose sale is subject to the provisions of Section 102 of the Ordinance.

3.22.
For the avoidance of doubt, it is hereby clarified and agreed that this Tax Ruling does not constitute the formation of an assessment in any manner for any entity and/or confirmation of facts and/or actions and/or transactions and/or data presented by you, which are matters that might be examined by the tax assessing officer and/or Tax Authority.

3.23.
For the avoidance of doubt, it is hereby clarified and agreed that this confirmation does not derogate and/or limit in any manner the authorities of the tax assessing officer and/or the Tax Authority under the provisions of the Ordinance and under the provisions of any law.

3.24.	The above will not bind the Capital Market, Insurance and Savings Division of the Ministry of Finance, the Bank of Israel, the Securities Authority, any other tax authority or any other entity.

3.25.
This Tax Ruling was given on the basis of the representations and documents presented to us in writing and orally, including those set forth in this Tax Ruling, and subject to the conditions set forth in Part E2 of the Ordinance. The Restructuring Department has the right to revoke this Tax Ruling retroactively, if it learns that the details and facts provided within the Request are materially incorrect or incomplete, or it becomes apparent that material details specified are not met or that there are conditions outlined by the Administrator in this Tax Ruling that are not met.

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Professional Division
Restructuring Department

3.26.
It is hereby clarified that no deduction will be allowed, directly or indirectly, to the Target Company or Acquiring Company, as set forth in the Tax Ruling and/or to an affiliated party, of any expenses directly and/or indirectly related to this Tax Ruling in connection with the Share Exchange, including legal expenses, audit, expert, consultant and fees of any kind, as a deduction or an expense under Section 17 of the Ordinance.

3.27.
For the avoidance of doubt, it is clarified that in the calculation of capital gains from the sale of the Allotted Shares, none of the Transferring Shareholders will be entitled to a credit, deduction or exemption of any kind to which they are not entitled on the Share Exchange date.

3.28.
It is clarified and agreed that the sale of the Allotted Shares of the Acquiring Company by the Transferring Shareholders will be subject to a tax exemption under Section 97 and/or under a relevant tax treaty, as applicable, only if the Transferring Shareholder was entitled prior to the Share Exchange date to an exemption from tax as stated had he sold the aforesaid shares prior to the Exchange Date. It is also agreed that the shares of the Company will not be regarded as shares that are subject to the provisions of Part E2 with regard to Section 97(b3)(1)(c) upon the sale of the Company’s shares by the Acquiring Company. It is agreed that in relation to the Transferring Shareholders subject to tax in Israel, whether due to being residents of Israel or for any other reason, they will be considered to be residents of Israel until the full payment of the tax from the sale of the Allotted Shares. For the removal of doubt, the Transferring Shareholders will not be given a credit from foreign taxes as defined in Section 199 of the Ordinance, if they are not entitled to the same on the Share Exchange date.

3.29.
In relation to the Interested Public - this Tax Ruling is conditional on the Acquiring Company, the Target Company, the Registered Shareholders and the Exchange Trustee confirming to the Mergers and Split Department and the tax assessing officer that they accept all of the terms of this Tax Ruling as written and drafted, and without reservations - within 60 days from the receipt of this Tax Ruling. If a Registered Shareholder does not approve this Tax Ruling as aforesaid, the arrangement will not apply only to him, without canceling the entire Tax Ruling with regard to the other shareholders included in the definition of an Interested Public.

Sincerely, /s/ Zvika Barel Zvika Barel, CPA Manager of the Restructuring Department

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Professional Division
Restructuring Department

CC:

Mr. Roland Am - Shalem, CPA (Jurist) - Senior Vice President (Professional)

Mr. Nadav Nager, CPA - Manager of Senior Division (Professional)

Mr. Ezra Sefer, CAP - Netanya Tax Assessing Officer

Mr. Rafi Twina, Adv. - Legal Advisor - Mergers and Splits

Mr. Nadav Ashash, CPA (Jurist) - Supervisor - Mergers and Splits

Attached:

1.	Appendix A – Relevant holdings structure before the Transaction, immediately prior to the Transaction and after the Transaction.

2.	Appendix B – Data from the Yahoo Finance website regarding the NASDAQ daily trading volume of shares of the Company during the period April 13, 2020 - April 8, 2022.